Filed by ACE Convergence Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ACE Convergence Acquisition Corp.

Registration No.: 333-252928

ACE Convergence Acquisition Corp. Announces Response to Recent SEC Guidance Applicable to Warrants Issued by Special Purpose Acquisition Companies

WILMINGTON, Del., May 5, 2021 – ACE Convergence Acquisition Corp. (Nasdaq: ACEV) (“ACE” or the “Company”) is announcing that as a result of recent guidance issued by the Securities and Exchange Commission (the “SEC”) regarding the accounting and reporting of warrants issued by special purpose acquisition companies (the “SEC Statement”), it has restated its previously issued financial statements included in the Form 10-K for the year ended December 31, 2020 (the “Restatement”) to change the accounting treatment of its public and private placement warrants (collectively, the “Warrants”).

As the restated financials reflect, there is no cash impact to ACE’s business or historical financial statements in the affected period due to this restatement. The change in the accounting treatment of the Warrants has no effect on ACE’s ongoing operations or its plans to complete the business combination that it announced on January 7, 2021 with Achronix Semiconductor Corporation (the “Business Combination”).

Consistent with historical market practice for special purpose acquisition companies, the Company had been accounting for the Warrants as shareholders’ equity. As you are aware, ACE’s warrant terms were fully disclosed in its initial public offering prospectus. With the recent SEC Statement, however, the Company has restated its financial statements such that the Warrants are accounted for as a warrant liability and marked-to-market each reporting period. In general, under mark-to-market accounting, as the stock price increases, the fair value of the warrant liability recorded on the Company’s balance sheet increases, and the Company recognizes additional noncash expense in the Statement of Operations for the change in fair value of warrant liability, with the opposite effect when the stock price declines.

The change in the accounting treatment for the Warrants caused the Company to record a warrant liability on the restated Balance Sheet at December 31, 2020 and recognize a noncash expense for the change in fair value of warrant liability in the restated Statement of Operations for the Year Ended December 31, 2020. There was no change to the Company’s previously reported Net Change in Cash in the Statement of Cash Flows for the Year Ended December 31, 2020.

The Company filed a Form 8-K for the Restatement with the SEC on May 5, 2021 and filed its Form 10-K/A for the Restatement with the SEC shortly thereafter. The Company expects to file an amended Form S-4 for the Business Combination on or around May 6, 2021. The Company and Achronix Semiconductor Corporation remain committed to working to close the Business Combination as soon as practicable.

About Achronix Semiconductor Corporation

Achronix Semiconductor Corporation (“Achronix”) is a fabless semiconductor corporation based in Santa Clara, California, offering high-end FPGA-based data acceleration solutions, designed to address high-performance, compute-intensive and real-time processing applications. Achronix is the only supplier to have both high-performance and high-density standalone FPGAs and licensed eFPGA solutions. Achronix FPGA and eFPGA IP offerings are further enhanced by ready-to-use accelerator cards targeting AI, machine learning, networking and data center applications. All Achronix products are fully supported by a complete and optimized range of Achronix software tools called ACE, which enables customers to quickly develop their own custom applications. Achronix has a global footprint, with sales and design teams across the U.S., Europe and Asia. For more information, please visit www.achronix.com.

About ACE Convergence Acquisition Corp.

ACE Convergence Acquisition Corp. is a $230 million special purpose acquisition company whose business mandate is to identify and acquire an emerging leader in the IT infrastructure software/systems and system-on-a-chip markets that is well-positioned to capitalize on the changing landscape of data acceleration being driven by developments in AI, Cloud, and 5G technologies. ACE is comprised of a team of sector specialists with a solid track record of scaling complex technology organizations and making transformative value-creation decisions. For more information, please visit http://acev.io/home/default.aspx.

About ACE Equity Partners

ACE Equity Partners is an Asian-nexus mid-market cross-border private equity firm with a single-minded focus on the convergence of digital and industrial technologies. For more information, please visit: http://acelp.co.kr.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “intend,” “expect,” “estimate,” “project,” “potential,” “future,” “may,” “will,” “would,” “will be,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. All statements, other than statements of present or historical fact included in this press release, regarding ACE’s proposed acquisition of Achronix, ACE’s ability to consummate the proposed transaction, the benefits of the proposed transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenue growth, prospects and pipeline expectations, estimated market growth, estimated backlog, plans and objectives of management are forward-looking statements. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of ACE’s securities; the risk that the proposed transaction may not be completed by ACE’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ACE; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger (the “Merger Agreement”) between ACE, ACE Convergence Subsidiary Corp., a Delaware corporation and a direct wholly owned subsidiary of ACE, and Achronix, by the shareholders of ACE or the stockholders of Achronix and the receipt of certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the inability to complete the concurrent PIPE financing; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effect of the announcement or pendency of the transaction with ACE on Achronix’s business relationships, operating results, and business generally; risks that the proposed transaction disrupts current plans and operations of Achronix; the outcome of any legal proceedings that may be instituted against Achronix or against ACE related to the Merger Agreement or the proposed transaction; the ability to maintain the listing of ACE’s securities on a national securities exchange; risks related to new accounting pronouncements or changes in accounting guidance; changes in domestic and foreign business, market, financial, political, and legal conditions and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to Achronix; risks related to the rollout of Achronix’s business and the timing of expected business milestones; the effects of competition on Achronix’s business; the effects of the cyclical nature of the semiconductor industry on Achronix’s business; risks related to Achronix’s customer concentration; the risks to Achronix’s business if internal processes and information technology systems are not properly maintained; risks associated with Achronix’s operational dependence on independent contractors and third parties; risks associated with Achronix’s reliance on certain suppliers for, among other things, silicon wafers; risks and uncertainties related to the ongoing COVID-19 pandemic; risks and uncertainties related to Achronix’s international operations, including possible restrictions on cross-border investments which could harm Achronix’s financial position; and risks associated with Achronix’s ability to develop new products and adapt to new markets. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ACE’s registration statement on Form S-4 discussed above and other documents filed, filed with the SEC on February 10, 2021, as may be amended from time to time with the SEC and available on EDGAR at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements as predictions of future events, and Achronix assumes no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law.

Important Information for Investors and Stockholders

In connection with the proposed merger transaction, ACE has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement to be distributed to holders of Ace’s common stock in connection with ACE’s solicitation of proxies for the vote by ACE’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Achronix’s stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, ACE will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about ACE, Achronix and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by ACE through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: ACE Convergence Acquisition Corp., 1013 Centre Road, Suite 403S, Wilmington, DE 19805. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

ACE and its directors and officers may be deemed participants in the solicitation of proxies of ACE’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of ACE’s executive officers and directors in the solicitation by reading ACE’s final prospectus filed with the SEC on July 28, 2020, the Registration Statement, proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of ACE’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the registration statement, proxy statement relating to the business combination when it becomes available.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ACE, the combined company or Achronix, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

For Achronix:

IR@Achronix.com

Media@Achronix.com

ACE Convergence Acquisition Corp.:

info@acev.io